

FVCBankcorp, Inc.

2023 Annual Report





Patricia A. Ferrick
President

What's Inside



David W. Pijor, Esq.
Chairman & Chief Executive Officer

To Our Shareholders

Thank you for investing in FVCbank. In this letter, I am pleased to acknowledge the technological accomplishments of your company, the theme of which inspired the design of this year's annual report.

Our commitment is to provide the most modern technology, quality products, and exceptional personal service. Businesses now benefit from our investment of time and resources into the convenience of secure online and mobile platforms that supplement our branches. The Bank's significant investment in financial technology enhances the customer experience and frees up our calling officers to spend more personal time with the customers they serve.

I can confidently state that FVCbank is at the forefront of modern banking. In 2023, we introduced unique technologies among our local community bank peers. Our focus on modern banking technology opens many opportunities for our customers and bank operations, which inspired

us to change our tagline to: One Bank. Unlimited Possibilities.

First, we acquired an advanced single-platform banking solution Q2. Previously, we had different systems and management consoles for online, voice, and mobile banking, but Q2 combined everything into a single core integration. The result is an exceptional and seamless banking experience for our account holders.

Second, we rolled out *Lightning Lending*, our branded name for a digital loan origination system developed by the fintech Numerated. Numerated's platform brings digital convenience designed to assist smaller businesses with loans of up to $500,000. The online loan application process takes minutes. An FVCbank account must be opened, and successful applicants usually receive funds in their account within 48 hours after loan approval.

Third, we introduced *Business Insights*, an accounting platform developed by Monit. This platform syncs with a customer's accounting software, enabling small and medium-sized businesses to gain insights into their companies, such as competitive benchmarking, cash flow forecasting, and financial performance trends.

Fourth, FVCbank increased its use of Robotic Process Automation (RPA) to advance employee satisfaction, engagement, and productivity by removing mundane tasks from their workdays. RPA is a software technology that makes it easy to build, deploy, and manage software robots that mimic human action interacting with digital systems and software.

The fifth example I will offer is an intuitive banking platform called BankPoint. This platform simplifies the management of loan reviews and processing, deposits, and documents. It is another way to increase our back office efficiencies and streamline loan concentration management.

Finally, I would be remiss if I excluded KlariVis from my list. KlariVis provides real-time insights into performance, key metrics, and emerging trends, enabling our bankers to make informed decisions. KlariVis is an ever-evolving data-driven platform, pulling facts and figures from the Bank's significant data resources to improve our decision-making quickly and easily, obtain customer insights, increase internal efficiencies, and enhance risk management.

While we are committed to providing advanced technology systems to benefit our clients, we remain steadfast in offering personal attention.

2023 was a challenging year for financial institutions, including FVCbank. Our commitment to sound strategic banking and serving our clients are and

will always be our top priorities. Despite these headwinds, as a relationship based bank focused on our franchise value, our team enhanced and increased our core deposit base year-over-year, a difficult task in this highly competitive banking market.

During 2023, we executed two balance sheet repositionings and focused on enhancements to our operating structure. While these strategic initiatives impacted net income for 2023, these initiatives will improve profitability and efficiencies going into 2024.

We are well positioned to create shareholder value and will remain focused on client service, quality core growth, expense discipline, and strategic balance sheet management.

Community banks are essential for local small and medium-sized businesses. As a community bank, FVCbank knows its role in bringing together companies and individuals to help them attain their goals. FVCbank is a source of strength in difficult economic times. We are committed to helping finance aspirations.

In closing, I wish to thank our directors, officers, and staff for their support. Most significantly, I thank our shareholders and customers for your trust in FVCbank. We value your business and are enthusiastic about a prosperous future.

Sincerely,



David W. Pijor, Esq.
Chairman & Chief Executive Officer

"Our commitment is to provide the most modern financial technology and exceptional personal service."

Board of **Directors**

"FVCbank benefits from the distinguished careers of our directors. They share their time and talent in the community, assisting business organizations or underserved communities. I am grateful for their corporate stewardship. Together, we are committed to an exceptional financial performance, one that, year after year, will profit our investors, our employees, and most especially, our customers."

David W. Pijor, Esq., Chairman & CEO



Seated: David W. Pijor, Esq. Chairman & CEO | Seated: Patricia A. Ferrick, President
Standing front left to right: L. Burwell Gunn, Vice Chairman and Meena Krishnan
Standing left to right: Daniel M. Testa, Marc N. Duber, Lawrence W. Schwartz, Devin Satz, Sidney G. Simmonds, Scott Laughlin

Not pictured: Thomas L. Patterson, Steven M. Wiltse, and Phillip "Trey" R. Wills III

Executive Team



David W. Pijor, Esq.
Chairman & Chief Executive
Officer



Patricia A. Ferrick
President



B. Todd Dempsey
Executive Vice President
Chief Operating Officer



William G. Byers
Executive Vice President
Chief Lending Officer



Michael G. Nassy
Executive Vice President
Chief Credit Officer



Jennifer L. Deacon
Executive Vice President
Chief Financial Officer



Sharon L. Jackson
Executive Vice President
Chief Banking Officer



Alissa M. Curry Briggs
Executive Director of Commercial
Real Estate Lending

"FVCbank is fortunate to have a stable and experienced executive team. I rely heavily on their sound advice. Together, we have traveled the road to success through turbulent economic environments, pandemics, and historic swings in interest rates. I am grateful to my team of executives and value their counsel now and as we move forward to even greater times."

Patricia A. Ferrick, President

Senior Officers

Joanna Atchison
Senior Vice President / Credit Administration

Michelle Buckles
Chief Risk Officer

Joseph Catalano
Senior Vice President / Commercial Loan Officer

Lisa M. Craze
Senior Vice President / Loan Documentation and Administration

James C. Elliott
Market President / Virginia

Craig Gajewski
Senior Vice President / Commercial Loan Officer

R. Bruce Gemmill
Chief Marketing Officer

Alberta A. Gibson
Senior Vice President / Director of Human Resources

Sharon Gray
Senior Vice President / Loan Operations

Uriel Gregoire
Senior Vice President / GovCon and C&I Commercial Loan Officer

Josh Grimes
Chief Technology Officer

Craig Laudeman
Senior Vice President / Market President

Linda Long
Senior Vice President / Commercial Loan Officer

Timothy Moorstein
Director of C & I and Government Contractor Lending

Christopher Muracco
Senior Vice President / Senior Operations Officer

Mark Palmer
Senior Vice President / Commercial Loan Officer

Meera Parikh
Senior Vice President / Controller

Brandon Parker
Senior Vice President / Director of Portfolio Credit Risk

Sharon Ricciardi
Senior Vice President / Director of Business Development

Christine M. Rowe
Senior Vice President / Treasury Services Manager

Altaf Shadick
Chief Retail Officer

Huong V. Song
Senior Vice President / Commercial Loan Officer

Joshua F. Steele
Commercial Real Estate Lending Executive

Steffany R. Watson
Senior Vice President / Directory of Treasury Management Services



Streamlining Financial Performance



Today's ever-evolving banking requires FVCbank to stay on top of current and innovative technology to improve the customer experience. We continuously research and deploy platforms to ensure our clients enjoy a streamlined financial experience.

Recognizing our customers operate in a fast-paced environment, the technology we introduce is crucial for their day-to-day financial operations and efficient, quick, and secure online banking.

FVCbank is also expanding its capabilities to gain competitive advantages. Staying ahead of the local banking industry through technological implementation benefits our customers and operations.

Technology Has Its Place



Technology has made banking easier in many ways. Fewer trips to a branch office mean reduced stress from sitting for long hours in the infamous Washington, DC, Northern Virginia, and Baltimore traffic.

By leveraging the latest secure technology, we provide our customers with a convenient, efficient, easy, and quick banking experience. However, while having the best technology of the day serves our clients' critical financial transactional needs, personal, one-on-one relationships will always be at the forefront of the FVCbank mission.

We are confident our rapid growth will be sustained by remaining true to the spirit of relationship banking and forging ahead as we focus on providing accessible, fast, secure, efficient, and personal service for our customers.

Accountability



Local banks, like FVCbank, finance small businesses' economic growth in the Washington, DC, and Baltimore regions. As such, we are accountable for the success of the companies we are privileged to serve. Looking back, until 2023, our slogan from the start of FVCbank was Success Has a Bank. That sentiment remains true today, even though our tagline changed to reflect our dedication to securing advancements in financial technologies to serve the needs of our customers - *One Bank. Unlimited Possibilities.*

Our officers understand the local economies and can provide small business loans to guide customers through each loan's risks and rewards. Each company has unique needs, and our lenders will customize terms to benefit every requirement. FVCbank officers dedicate themselves to providing optimum service to help our customers achieve their goals with maximum convenience and security. We take our accountability to customers, shareholders, and fellow FVCbank colleagues seriously.

Our Approach



FVCbank is grateful to those who trust us, and we will never take their confidence in us for granted. Maintaining security during a time when fraudulent activity is pervasive requires dedication by our IT team.

Equally important to providing security for our customers' banking transactions is the personal attention every customer deserves, regardless of the relationship size. Call our main number, and you will speak to a person.

Our customers know why FVCbank stands apart from other financial institutions, and it begins with a sincere desire to get to know the customer and their business and establish a continuous cordial relationship.

Community Engagement



Our bankers are fully committed to giving back to the communities in which they work, live, and enjoy. Even in affluent areas, there are neighbors in need. By involvement at all levels with charities, our bankers remain engaged and committed to good works. By serving on boards, assisting nonprofit staff, or teaching financial best practices, we play a small part in building healthier and happier communities.

Through our continued community involvement, our bankers put a human face to the company, making it a visible reminder that we are local and serve the needs of area businesses and nonprofits. FVCbank is proud of its reputation as a reliable, trustworthy, and generous financial institution.

Customer Relationships



Every staff member at FVCbank is committed to providing exceptional customer service. We pride ourselves on high customer loyalty because of our attention to product and service. Our Executive Management remains current with banking technology and maintains a steady pace in acquiring platforms that make banking with us seamless, secure, and accessible.

With today's technology and superior customer service, FVCbank is well positioned to continue serving the Washington, D.C., and Baltimore regions for many years. Our bankers are knowledgeable about the local markets, they are accessible and are empowered to make timely decisions.

Our dedication to providing all it takes for the best customer experience leads to FVCbank enjoying customer relationships that last for many years and a positive experience for its investors.

FVCBankcorp, Inc.

Client Testimonials

Ronald McDonald House of Greater Washington, DC: *"We value FVCbank as a trusted financial partner and, take it from me folks, you can too!"*

Mission 1st: *"Take it from us… We do what others can't, we go where others won't, we succeed when others don't and so does FVCbank. That's why you need FVCbank as your trusted financial partner."*

540: *"FVCbank has been a terrific business partner. We were looking for a local bank that understood the federal government contracting business and would provide the services we needed for our business to be successful."*

Van Metre: *"As a trusted Van Metre partner focused on creating opportunity within our community, FVCbank is the bank to use. We value our relationship with FVCbank, and you will too."*

West 4TH Solutions: *"FVCbank is a fantastic partner, and I would recommend them to anybody, particularly in the government contracting space. They have been helpful to us as we pursue mergers and acquisitions to grow and be competitive in the federal space. We love them."*

Realty Exchange Corporation: *"We value FVCbank as a trusted partner and you will, too. FVCbank is the bank to use."*

What the Fintechs Say

monit

Monit



Last year, FVCbank further bolstered its technology offerings to business customers through a first-in-market partnership with fintech Monit.

Business customers can now directly access Monit's "digital CFO" tools in the bank's digital experience.

FVCbank and Monit recognize business owners want to focus on running their companies, driving revenue, and developing employees rather than being bogged down by intricate financial details. That's why Monit's automated cash flow forecasting, industry benchmarking, business valuation, and other tools are so valuable to organizations of all types.

FVCbank's collaboration with Monit underscores a shared commitment to liberate busy management from the burden of financial minutiae, allowing them to channel their focus toward strategic growth and innovation. Monit works with forward-thinking banks across the United States with the mission of helping business owners make better financial decisions.

One FVCbank client noted, *"The [Monit] tools provide peace of mind, offering a clear understanding of my business's current standing and trajectory."*



We help banks and businesses grow together

What the Fintechs Say



Numerated



FVCbank partnered with Numerated to launch its Lightning Lending program as part of its ongoing strategic commitment to transitioning from a traditional banking model to a more sophisticated fintech bank of the future and to better serve the needs of its customers.

"FVCbank's decision to innovate their small business segment enables them to meet the evolving needs of business customers," said Numerated CEO and co-founder Dan O'Malley. "As business borrower expectations continue to change, it's important that lenders continue to adapt to provide borrowers with consistent, efficient experiences, and FVC is doing just that. We're excited to be a partner with them on this journey."

By fully embracing the benefits of Numerated's fintech, FVCbank's Lightning Lending program offers a seamless digital application for term loans between $25,000 and $500,00 to business owners in the greater Baltimore and Washington, D.C. metropolitan areas.

Numerated's meaningful and innovative business lending solutions, backed by superior service, enable business leaders to excel at their jobs, exceed their organizational goals, and provide a fast, easy, and profitable lending experience.

Numerated transforms how financial institutions lend to businesses, making the process faster, easier, and more profitable. FVCbank leverages Numerated's business lending applications to exceed borrower expectations for convenience while driving significant gains in efficiency.

The AI-driven platform uses data to streamline originations and underwriting from application to close. In addition to their full-service business lending solutions, Numerated offers integrations into other banking technology providers, empowering financial institutions to leverage their existing investments and extract more value with complementary solutions that enhance the borrower experience.

Streamline Business Lending from First Meeting to Funding.

- Dynamic Applications
- Flexible Underwriting
- Frictionless Closings

What the Fintechs Say



KlaraVis



FVCbank's progressive approach shines through its adoption of KlariVis®, a cutting-edge cloud-based enterprise dashboard and analytics solution. By embracing KlariVis, FVCbank emphasizes its dedication to harnessing innovation for the benefit of its employees, operational efficiency, and the overall value provided to shareholders and customers.

"KlariVis is dedicated to revolutionizing the way banks leverage data for growth and success," shares Kim Snyder, CEO and Founder of KlariVis. "Our longstanding partnership with FVCbank underscores their commitment to staying ahead in an ever-evolving industry, enhancing their ability to serve customers and drive meaningful results."

Established in 2019, KlariVis, developed by former bank leaders, consolidates a bank's fragmented high-value data into interactive self-service dashboards and reports, fueling profitability and boosting productivity at every organizational level. With over 650 interactive and static dashboards, FVCbank can easily make well-informed decisions, bypassing the complexities of outdated reporting processes. Through its collaboration with KlariVis, FVCbank continues to set the benchmark for innovative and effective banking solutions.



Our Locations



Headquarters
11325 Random Hills Road, Suite 240
Fairfax, VA 22030
703-436-3800

Main Branch
11325 Random Hills Road, Suite 140
Fairfax, VA 22030
703-672-2580

Arlington Branch
2500 Wilson Boulevard, Suite 100
Arlington, VA 22201
703-387-5050

Baltimore Branch
224 Albemarle Street
Baltimore, MD 21202
410-685-4611

Bethesda Branch
6929 Arlington Road
Bethesda, MD 20814
301-652-2265

Manassas Branch
7900 Sudley Road, Suite 100
Manassas, VA 20109
703-656-7300

Reston Branch
11260 Roger Bacon Drive, Suite 101
Reston, VA 20190
703-436-3880

Springfield Branch
6975 Springfield Boulevard
Springfield, VA 22150
703-672-2590

Washington, DC Branch
1301 9th Street, NW
Washington, DC 20001
202-628-5500

Loan Production Office
100 West Road, Suite 302
Towson, MD 21204
410-387-2607

Selected Financials

Selected Financial Data (Dollars and shares in thousands, except per share data)

	Years Ended December 31,				
Income Statement Data:	2023	2022	2021	2020	2019
Interest income	$ 106,615	$ 80,682	$ 68,428	$ 67,103	$ 66,734
Interest expense	52,219	15,438	10,481	14,483	18,671
Net interest income	54,396	65,244	57,947	52,620	48,063
Provision for loan losses	132	2,629	(500)	5,016	1,720
Net interest income after provision for loan losses	54,264	62,615	58,447	47,604	46,343
Non-interest income	(13,370)	2,834	4,302	2,891	2,546
Non-interest expense	36,662	34,460	34,540	30,838	28,877
Net income before income taxes	4,232	30,989	28,209	19,657	20,012
Provision for income taxes	410	6,005	6,276	4,156	4,184
Net income	$ 3,822	$ 24,984	$ 21,933	$ 15,501	$ 15,828
Balance Sheet Data:					
Total assets	$ 2,190,558	$ 2,344,322	$ 2,202,924	$ 1,821,481	$ 1,537,295
Loans receivable, net of fees	1,828,564	1,840,434	1,503,849	1,466,083	1,270,526
Allowance for loan losses	(18,871)	(16,040)	(13,829)	(14,958)	(10,231)
Total investment securities	171,859	278,333	358,038	126,415	141,589
Total deposits	1,845,292	1,830,162	1,883,769	1,532,493	1,285,722
Other borrowed funds	85,000	284,565	44,510	69,085	49,487
Total shareholders' equity	217,117	202,382	209,796	189,500	179,078
Common shares outstanding	17,807	17,476	13,727	13,511	13,902
Per Common Share Data[1]:					
Basic net income	$ 0.22	$ 1.43	$ 1.29	$ 0.91	$ 0.92
Fully diluted net income	0.21	1.35	1.20	0.88	0.86
Book value	12.19	11.58	12.23	11.22	10.30
Tangible book value [2]	11.77	11.14	11.76	10.73	9.81
Performance Ratios:					
Return on average assets	0.17 %	1.18 %	1.11 %	0.91 %	1.09 %
Return on average equity	1.82	12.34	10.92	8.48	9.32
Net interest margin [3]	2.49	3.19	3.09	3.28	3.48
Efficiency ratio [4]	89.36	50.62	55.49	55.55	57.06
Non-interest income to average assets	(0.59)	0.13	0.22	0.17	0.18
Non-interest expense to average assets	1.61	1.62	1.75	1.80	1.99
Loans receivable, net of fees to total deposits	99.09	100.56	79.83	95.67	98.82

Selected Financials

Selected Financial Data (Dollars and shares in thousands, except per share data)

	Years Ended December 31,				
Asset Quality Ratios:	**2023**	**2022**	**2021**	**2020**	**2019**
Net charge-offs (recoveries) to average loans receivable, net of fees	0.02 %	0.03 %	0.04 %	0.02 %	0.05 %
Nonperforming loans to loans receivable, net of fees	0.10	0.24	0.23	0.38	0.84
Nonperforming assets to total assets	0.08	0.19	0.16	0.52	0.95
Allowance for loan losses to nonperforming loans	1,031.77	357.00	394.21	266.11	95.39
Allowance for loan losses to loans receivable, net of fees	1.03	0.87	0.92	1.02	0.81
Capital Ratios (Bank Only):					
Tangible common equity (to tangible assets)	10.12 %	8.86 %	9.81 %	11.83 %	12.21 %
Total risk-based capital (to risk weighted assets)	13.83	13.28	13.54	15.27	13.43
Common equity tier 1 capital (to risk weighted assets)	12.80	12.45	12.72	14.25	12.72
Tier 1 levarage (to average assets)	10.77	10.75	10.55	11.65	12.15
Other:					
Average shareholders' equity to average total assets	9.24 %	9.53 %	10.15 %	10.70 %	11.71 %
Average loans receivable, net of fees to average total deposits	96.52	86.77	86.80	98.51	98.56
Average common shares outstanding[1]:					
Basic	17,723	17,431	17,062	16,928	17,271
Diluted	18,231	18,484	18,227	17,668	18,531

[1] Amounts for all periods include the effect of a 5-for-4 stock split declared on December 15, 2022.

[2] Tangible book value is calculated as total shareholders' equity, less goodwill and other intangible assets, divided by common shares outstanding.

[3] Net interest margin is calculated as net interest income divided by total average earning assets.

[4] Efficiency ratio is calculated as total non-interest expense divided by the total of net interest income and non-interest income.



Loans Receivable, net of fees (Millions)



Total Deposits (Millions)



Nonperforming assets to total assets

Value Added Service

Since 2007, FVCbank has delivered added value to the businesses it serves. While financial services is at the core of our offerings, FVCbank extends opportunities to its customers that bring value beyond traditional bank transactions.

One successful marketing initiative in 2023 was a series of customer interviews aired on the influential Washington, DC News/Talk radio station WTOP 103.5 FM. Patricia A. Ferrick, president of FVCbank, moderated discussions with customers, each of whom was allowed ample time to promote their business. The final 60-second interviews aired on the radio station at no cost to FVCbank customers.

Our customers received brand exposure in the highly competitive Washington, DC market, while FVCbank garnered acclaim through customer endorsements. The Bank is committed to bringing additional value to its client relationships.



Mission 1st



Community Three



Van Metre



Ronald McDonald House



Realty Exchange Corporation



Certified Title



Virginia Spine Institute

FVCBankcorp, Inc.

At Your Service

FVCbank is all about service. Our footprint has many competing banks, and customers choose us because of our exemplary reputation. Driving our good name among community banks is the personal attention we give to every client. We are accessible, and we do more than pay lip service to the needs of our customers.

Every staff member of FVCbank embraces personal ownership of ensuring our customers receive the attention they deserve. Department supervisors oversee seamless operations so our customers enjoy a positive relationship with their bank.

Department Leads
Michael Bowab – Deposit Operations
Lisa Craze – Loan Documentation and
    Administration
Sharon Gray – Loan Administration
Sharon Ricciardi – Business Development
Altaf Shadick – Retail Administration
Tonya Smith – Mortgage Loan Operations
Steffany Watson – Treasury Management

Branch Managers
Brittany Bower - Fairfax
Peggy Elie – Reston
Beverly Holloway – Bethesda
Abire Lekezime – Rockville
Peter Michael – Springfield
Cesare Morisi – Baltimore
Steffon Nelson – Washington, DC
Nancy Walker – Manassas and Arlington

Lending Leads
Alissa Curry Briggs – Executive Director of
    Commercial Real Estate Lending
James C. Elliott – Market President / Virginia
Craig Laudeman – Market President / Maryland
Timothy Moorstein – Director of C & I and
    Government Contractor Lending
Joshua F. Steele – Commercial Real Estate Lending
    Executive



FVCBankcorp, Inc.

fvcbank.com